Exhibit 99.1

BROOKFIELD RENEWABLE CORPORATION

REPORT OF VOTING RESULTS

Special Meeting of Shareholders

December 3, 2024

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting of shareholders of Brookfield Renewable Corporation (the “Corporation”) was held on Tuesday, December 3, 2024 at 10:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, shareholders holding 126,204,493 class A exchangeable subordinate voting shares (“exchangeable shares”), representing 70.25% of the Corporation’s 179,641,191 issued and outstanding exchangeable shares on the record date for the Meeting, and 165 class B multiple voting shares (“class B shares”), representing 100% of the Corporation’s issued and outstanding class B shares on the record date for the Meeting, were represented in person or by proxy. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the Corporation dated October 23, 2024 (the “Circular”).

The following is a summary of the votes cast by holders of the exchangeable shares and class B shares represented at the Meeting.

Arrangement Resolution

The Arrangement Resolution, as set out in the Circular as Appendix A, was approved by (i) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares and holders of class B shares, voting together as a class; (ii) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares, voting separately as a class; and (iii) not less than 66 2/3 % of the votes cast at the Meeting by holders of class B shares, voting separately as a class.

In accordance with the Corporation’s articles (i) for the vote of holders of exchangeable shares and holders of class B shares, voting together as a class, each exchangeable share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the class B shares were entitled to a total of 538,923,573 votes in the aggregate, representing a 75% voting interest in the Corporation; (ii) for the vote of holders of exchangeable shares, voting separately as a class, each exchangeable share was entitled to one vote; and (iii) for the vote of holders of class B shares, voting separately as a class, each class B share was entitled to one vote.

Management received the following proxies from the holders of exchangeable shares and class B shares on the Arrangement Resolution:

	Votes For	%	Votes Against	%
exchangeable shares and class B shares voting together as a class	628,341,136	94.47%	36,786,930	5.53%
exchangeable shares voting separately as a class	89,417,563	70.85%	36,786,930	29.15%
class B shares voting separately as a class	165	100%	Nil	0%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of exchangeable shares or class B shares.

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and Corporate Secretary

Dated: December 3, 2024